Exhibit (d)(158)

SCHEDULE A

Legg Mason Permal Tactical Allocation Fund

Date:

November 28, 2012

Fee:

The sub-advisory fee is the following percentage of the Fund’s average daily net assets, net of an amount equal to 0.02% of the portion of the Fund’s average daily net assets allocated to the Western Asset Management Company for the management of cash and other short-term instruments:

Up to and including $250 million	0.450
Over $250 million and up to and including $750 million	0.400
Over $750 million	0.350